Registration No. 333-147065

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION

STATEMENT (File No. 333-147065)

VERTICALNET, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2815834
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

400 Chester Field Parkway, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

Christopher G. Kuhn

Vice-President & General Counsel

Verticalnet, Inc.

400 Chester Field Parkway,

Malvern, Pennsylvania 19355

(Name and Address of Agent for Service)

(610) 240-0600

(Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Daniel P. Raglan, Esq.

Greenberg Traurig, LLP

200 Park Avenue,

New York, New York 10166

(212) 801-9200

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE,

Washington, D.C. 20549-1090

Attention: Matthew Crispino

Re:	Verticalnet, Inc.
Registration Statement on Form S-3, as amended (Registration No. 333-147065)

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Verticalnet, Inc., a Pennsylvania corporation (“Verticalnet”), hereby requests that the Registration Statement on Form S-3, as amended, including all exhibits thereto (Registration No. 333-147065) (the “Registration Statement”), relating to Verticalnet’s common stock, par value $0.01 (the “Common Stock”), be withdrawn, effective immediately. The Registration Statement has not been declared effective, and no offers or sales have been made or will be made under the Registration Statement.

On January 25, 2008, pursuant to the Agreement and Plan of Merger, dated as of October 25, 2007, by and among BravoSolution S.p.A., a corporation organized under the laws of Italy (“Parent”), BravoSolution U.S.A., Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Verticalnet, Merger Sub merged with and into Verticalnet (the “Merger”), with Verticalnet being the surviving entity. As a result of the Merger, Verticalnet has terminated all offerings of its securities that had been registered for issuance pursuant to outstanding registration statements.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (610) 240-0600.

Dated: February 8, 2008

Verticalnet, Inc

By:	/s/ Christopher G. Kuhn
Christopher G. Kuhn
Vice-President and General Counsel